Contact

www.linkedin.com/in/bapnaa
(LinkedIn)
terra.do (Company)

Honors-Awards

Winner of PhoCusWright Travel
Innovation Summit

Patents

METHOD AND SYSTEM FOR
DYNAMIC TRAVEL PLAN
MANAGEMENT

Anshuman Bapna

Founder at Terra.do

Stanford

Summary

I'm solving for #climatechange at Terra.do. Come join us!

I'm a passionate serial entrepreneur with deep knowledge of
the internet domain on both product and business side. I've built
talented, high performing teams, raised capital and successfully
exited in both US and India. I've also worked on everything from
kickstarting an entrepreneurial culture in my college to running
an election to selling solar lights in villages and scaling up child
immunization.

I believe that "predicting rain doesn't count, building arks does".

Experience

Terra.do
Founder
January 2020 - Present (2 years 4 months)
San Francisco Bay Area

Terra.do is an online school for anyone who wants to work on solving climate
change. Our thesis is that millions of individuals will need to transition into
climate work over the next 10 years, and Terra wants to be the online platform
to make that happen.

This is how it works. We select talented individuals who care about climate,
take them through an intensive 9-week online bootcamp taught by top experts
and then get them to work on high-impact climate projects that leverage their
skills through our online collaboration platform.

Goibibo
Chief Product Officer
January 2018 - December 2019 (2 years)
Bangalore

MakeMyTrip.com
Chief Product Officer
July 2015 - January 2018 (2 years 7 months)
Bengaluru Area, India

Democracy Connect
Co-founder, Board Member
March 2007 - April 2015 (8 years 2 months)
New Delhi Area, India

Democracy Connect brings India's elected representatives together with exceptional individuals from all walks of life. These individuals assist in policy research and constituency development. In the initial three years, DC reached out to over 150 MPs with customized research briefs and constituency based development fact sheets. Its State Assembly Proceedings have also been circulated to MLAs in select states namely Madhya Pradesh, Bihar, Orissa, Chattishgarh and Rajasthan. Through its TV programme during general elections 2009 it reached out to young citizens and it publications have also been sent to NGOs across the country.

mygola
CEO, Co-founder
August 2009 - January 2015 (5 years 6 months)
Mygola is an award-winning startup that's attempting to solve travel planning. As a founder, I led the team that has:

− Built an iPhone app that Apple picked as a "Best new app" and climbed organically to become #3 in Singapore's travel section (the test market we originally launched this app for) - above Airbnb and Uber in fact.

− Built a web property (mygola.com) that gets 400K+ organic visitors a month, has been named one of the most innovative startups by PhoCusWright, one of the top travel planning apps by Lonely Planet and called "at last the startup to make your travel planning dreams come true" by Venturebeat

− Built a "Mechanical Turk" for travel that let thousands of freelancers collectively curate thousands of data-points daily

− Deep understanding of the travel web and how to mine it - filed patents on route optimization, collected deep metadata for millions of travel items, thousands of high-quality structured itineraries, powerful web UX

− Raised over $2.5M from investors in Silicon Valley (Blumberg Capital, 500Startups) and India (Helion). This deal won the "Global M&A Venture Capital Deal of the Year 2013"

I also represented Mygola on-stage at PhoCusWright (travel's most prestigious event) in Miami, NOAH Conference (London), Travel Distribution Summit (Las Vegas), among others.

Google
Strategic Partner Manager
September 2007 - July 2009 (1 year 11 months)
Greater New York City Area

Managed ~$800M in gross annual revenues
− Managed Google's largest direct partners in e-commerce (eg Amazon) and travel (eg TripAdvisor)
− Led all negotiations with partners on revenues and product-related projects. Required leading legal teams and working with product and engineering teams within Google
− Successfully renewed partnerships with 90%+ of all accounts by value
− Awarded bonuses twice for exceptional performance

Deloitte Consulting
Engagement Manager
2005 - 2007 (2 years)
Greater New York City Area

Worked in verticals like healthcare and financial services on CXO-level strategy assignments
− Led due-diligence and strategy advisory for a private equity client for the world's largest acquisition of a credit- card processor
− Led one of the largest cost restructuring exercises for Citigroup
− Built Points-Of-Views on drug development for Pharmaceutical industry clients
− Helped Deloitte restructure the technology underpinning their corporate real estate management

Stratify
Manager, Professional Services
December 2000 - April 2003 (2 years 5 months)

Built the professional services group in India from scratch, won clients in India, Europe

− Recruited a 20-person team and grew India office to deliver professional services to US clients

− Used sales and pre-sales expertise to win clients like Infosys

RightHalf.com
Co-founder & Managing Director
September 1999 - November 2000 (1 year 3 months)

Launched India's first campus startup, raised venture capital and successfully negotiated acquisition of business

− Hired a team of 15 engineers that built the world's first platform for digital creative content

− Raised 250K in venture capital from Seattle-based venture firm

− Filed for business patents on using community behavior to price digital goods

− Negotiated the sale of the business to Stratify Inc. (eventually acquired by HP)

Eureka, IIT Bombay
Founder
September 1998 - July 2000 (1 year 11 months)
Mumbai Area, India

Eureka was IIT Bombay's business plan competition, and the direct precursor to the E-Cell. Getting the very first one in place meant getting together on campus India's early VCs, inspiring tech entrepreneurs and academics open to applied innovation, in 1999. Most importantly, it meant getting students excited about the possibilities of starting up while on campus. As the founder, I remember the countless classes I missed to travel all over the country :)

Education

Stanford Graduate School of Business
MBA · (2005)

Indian Institute of Technology, Bombay
B Tech, Electrical Engineering · (1996 - 2000)